Filed Pursuant to Rule 424(b)(3)
File No. 333-203774

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 13, 2015

Preliminary Prospectus Supplement

(to the Prospectus dated May 1, 2015)

10,575,300 Shares

Houghton Mifflin Harcourt Company

COMMON STOCK

The selling stockholders identified in this prospectus supplement are offering 10,575,300 shares of the common stock under this prospectus supplement, plus an additional $150 million of shares of common stock in a privately negotiated transaction with us as discussed below. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

In connection with our stock repurchase program, we have entered into a purchase agreement with Paulson & Co. Inc. (“Paulson”), on behalf of certain funds and accounts managed by it that are selling stockholders hereunder, whereby we have agreed to repurchase an aggregate of $150 million of shares of our common stock from such selling stockholders at a purchase price per share equal to the public offering price in this offering. The stock repurchase is conditioned upon the consummation of this offering and the sale in this offering of at least 10,575,300 shares by these selling stockholders. See ”Summary—Stock Repurchase Program,” beginning on Page S-3 of this prospectus supplement.

Our common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “HMHC.” On May 12, 2015, the last reported sale price of the shares of our common stock as reported on NASDAQ was $24.05 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement and page 3 of the accompanying prospectus to read about factors you should consider before buying our common stock. You should also consider the “Risk Factors” sections in our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 to read about risks you should consider before buying shares of our common stock.

PRICE $             PER SHARE

	Price to Public	Underwriting Discounts and Commissions(1)
Per Share of Common Stock
Total

(1)	We have agreed to pay all underwriting discounts and commissions in connection with the sale of the common stock offered hereby and certain expenses of the selling stockholders incurred in connection with the sale. See “Underwriting,” beginning on page S-26 of this prospectus supplement.

The selling stockholders have granted the underwriters the option to purchase from them up to an additional 1,586,295 shares of common stock. We will not receive any proceeds from the sale of shares of our common stock pursuant to this option to purchase additional shares. See “Selling Stockholders” and “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about May     , 2015.

Morgan Stanley		Goldman, Sachs & Co.
Credit Suisse		Wells Fargo Securities
BMO Capital Markets	Houlihan Lokey	Piper Jaffray	Stifel

Prospectus Supplement dated May     , 2015

Prospectus Supplement

Prospectus

As used in this prospectus supplement, the terms “we,” “us,” “our,” “HMH” and the “Company” refer to Houghton Mifflin Harcourt Company, formerly known as HMH Holdings (Delaware), Inc., and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains specific information about the terms on which the selling stockholders are offering and selling our common stock, including the names of the selling stockholders. The second part is the accompanying prospectus dated May 1, 2015, which contains and incorporates by reference important business and financial information about us and other information about the offering. If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus or the information contained in any document incorporated by reference herein, the information contained in the most recently dated document shall control.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus supplement or the accompanying prospectus or incorporated by reference in this prospectus supplement or the accompanying prospectus or information to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we, the selling stockholders nor the underwriters are making an offer to sell the shares of common stock in any jurisdiction where the offer to sell is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in either this prospectus supplement or the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Before you invest in our common stock, you should carefully read the registration statement (including the exhibits thereto) of which this prospectus supplement and the accompanying prospectus form a part, this

S-i

prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and accompanying prospectus. The incorporated documents are described under “Information Incorporated by Reference.”

TRADEMARKS

This prospectus supplement and the documents incorporated by reference herein contain references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus supplement and the documents incorporated by reference herein may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

S-ii

SUMMARY

This summary highlights the more detailed information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding whether to invest in our common stock. You should read this entire prospectus supplement and accompanying prospectus carefully, including the documents incorporated by reference herein, before making an investment decision. This prospectus supplement includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” in the accompanying prospectus for more information.

COMPANY OVERVIEW

We are a global learning company, specializing in education solutions across a variety of media. We deliver content, services and technology to both educational institutions and consumers, reaching over 50 million students in more than 150 countries worldwide. In the United States, we are the leading provider of Kindergarten through 12th grade (K to 12) educational content by market share. We believe that nearly every current K to 12 student in the United States has utilized our content during the course of his or her education. As a result, we believe that we have an established reputation with students and educators that is difficult for others to replicate and that positions us to also provide content and services that serve their learning needs beyond the classroom. We believe our long-standing reputation and well-known brands enable us to capitalize on consumer and digital trends in the education market through our existing and developing channels. Furthermore, since 1832, we have published trade and reference materials, including adult and children’s fiction and non-fiction books that have won industry awards such as the Pulitzer Prize, Newbery and Caldecott medals and National Book Award, all of which we believe are widely known.

For a description of our business, financial condition, results of operations and other important information regarding Houghton Mifflin Harcourt Company, we refer you to our filings with the Securities and Exchange Commission (“SEC”) incorporated by reference in this prospectus supplement. For instructions on how to find copies of these documents, see “Where You Can Find More Information.”

Houghton Mifflin Harcourt Company, formerly known as HMH Holdings (Delaware), Inc., was incorporated under the laws of the State of Delaware on March 5, 2010. Our principal executive offices are located at 222 Berkeley Street, Boston, Massachusetts 02116. Our telephone number is (617) 351-5000. Our website is www.hmhco.com. The information contained on our website, or any other website that is referred to in this prospectus supplement, does not constitute a part of this prospectus supplement or the accompanying prospectus and is not incorporated by reference into this prospectus supplement or the accompanying prospectus.

RECENT DEVELOPMENTS

Educational Technology and Services Acquisition

On April 23, 2015, we entered into a stock and asset purchase agreement (the “Acquisition Agreement”) with Scholastic Corporation and one of its subsidiaries (the “Sellers”), under which we plan to acquire (the “Acquisition”) the assets comprising the Educational Technology and Services business (“EdTech”) of the Sellers. We plan to fund the Acquisition with a combination of cash on hand and borrowings under our New Term Loan (as defined below).

EdTech provides intervention curriculum technology products and services to schools and districts throughout the United States. These operations include reading and math improvement programs and other educational technology products, as well as consulting and professional development services. EdTech’s efforts are focused on partnering with school districts to raise student achievement by providing solutions that combine technology, content and services in the areas of reading and math. Significant technology-based reading and math improvement programs offered by EdTech include:

•	READ 180, a reading intervention program for students in grades 4 to 12 reading at least two years below grade level, READ 180 Next Generation, a substantially revised version of the original product; and Read 180 for iPad, a comprehensive reading program for iPad;

•	System 44, a foundational reading intervention program for students in grades 4 to 12 who have not yet mastered the 44 sounds and 26 letters of the English language, and System 44 Next Generation, a revised version of the original product;

•	MATH 180, a math intervention program for students in grades 6 and up;

•	iRead, a digital foundational reading program for grades K to 2;

•	Scholastic Reading Inventory, Scholastic Phonics Inventory, and Scholastic Math Inventory, research-based, computer-adaptive assessments for grades K to 12 that allow educators to assess a student’s comprehension and provide immediate, actionable data; and

•	Scholastic Reading Counts!, a Lexile-based independent reading program to drive independent reading accountability.

Other major programs include FASTT Math, a technology-based program to improve math fact fluency developed with the creator of READ 180, and Do The Math, a mathematics intervention program. Significant recent activity includes the expansion of EdTech’s offering to include its Math 180 intervention mathematics solutions. The segment’s consulting and professional development services focus on optimizing the utilization of the products described above, as well as helping teachers and school districts meet professional standards and implement new requirements and standards, including the Common Core State Standards. Further, EdTech provides maintenance, hosting and support services to its customers for their program implementation and delivery.

Integration costs are expected to be between $10 and $20 million over the next 12 months. The Acquisition is expected to yield synergies commencing in 2016 with an annual cost savings between $10 and $20 million. We expect our sales organization will provide deeper sales coverage and penetration for EdTech’s offerings. We believe the combination of EdTech sales expertise with our strong sales organization will help to enhance overall sales capabilities and create new opportunities for cross-selling.

Terms of the Acquisition

Subject to the terms and conditions of the Acquisition Agreement, we would pay to the Sellers an aggregate purchase price of $575 million to acquire EdTech, subject to adjustments for cash, debt and working capital. $34.5 million of the purchase price would be deposited into an escrow account to be held for 18 months as security for potential indemnification obligations of the Sellers. Portions of such escrow would be released periodically during the 18-month period upon fulfillment of certain service levels under a transition services agreement to be entered into by the Sellers and the Company for the provision of certain transition support services by the Sellers to EdTech and the Company after the closing.

Subject to certain limitations, either we or the Sellers may terminate the Acquisition Agreement if the Acquisition has not been consummated by August 21, 2015. A termination of the Acquisition Agreement under certain circumstances would entitle the Sellers to receive from us a termination fee in an amount equal to $28.75 million.

The Acquisition is expected to close on the later of: (i) May 29, 2015; and (ii) the second business day after the satisfaction or waiver of the limited closing conditions specified in the Acquisition Agreement, including, among other things, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Acquisition is not subject to any financing conditions.

We cannot assure you that we will complete the Acquisition on the terms described in this prospectus supplement (including the documents incorporated by reference), or at all. The completion of this offering is not contingent upon the successful completion of the Acquisition, and the completion of the Acquisition is not contingent upon the successful completion of this offering.

Term Loan Refinancing

To finance the Acquisition, we are currently in the process of refinancing our existing $180 million term loan with a new senior secured facility, with a six-year maturity (the “New Term Loan”). Recently, we decided to increase the size of the New Term Loan from $500 million to $800 million. We will use the net proceeds from the New Term Loan to refinance our existing term loan, to finance the Acquisition in part, to pay fees and expenses and for general corporate purposes, including funding a portion of our stock repurchase program described below. We expect to close the New Term Loan concurrently with the Acquisition, during the second quarter of 2015. The closing of the New Term Loan is subject to the completion of successful marketing, the negotiation, execution and delivery of definitive agreements and other factors, including an amendment to our revolving credit facility permitting the additional indebtedness allowed for the New Term Loan. There can be no assurance that we will be able to successfully increase the size of the New Term Loan or that the terms of the New Term Loan will be favorable to us.

Stock Repurchase Program

Effective May 6, 2015, our board of directors authorized an additional $300 million under the Company’s existing stock repurchase program, bringing the total authorization to $500 million. The $300 million increase in authorization is conditional upon the successful closing of the increased New Term Loan. The stock repurchase program may be executed over a period of two years from the program’s increased authorization. Repurchases under the program may be made from time to time in open market or privately negotiated transactions. The extent and timing of any such repurchases would generally be at our discretion and subject to market conditions, applicable legal requirements and other considerations.

In connection with our stock repurchase program, we have entered into a purchase agreement with Paulson, on behalf of certain funds and accounts managed by it that are selling stockholders hereunder, whereby we have agreed to repurchase an aggregate of $150 million of shares of our common stock from such selling stockholders at a purchase price per share equal to the public offering price in this offering. The stock repurchase is conditioned upon the consummation of this offering and the sale in this offering of at least 10,575,300 shares by these selling stockholders. The purchase agreement provides for customary representations, warranties and conditions. The closing of the stock repurchase is expected to occur simultaneously with or shortly after the closing of this offering.

Director Resignation

Effective upon the closing of this offering and the stock repurchase from selling stockholders affiliated with Paulson, we expect that Sheru Chowdhry will resign from our board of directors pursuant to the terms of the Company’s Amended and Restated Director Nomination Agreement with certain of its stockholders affiliated with Paulson, which requires that such resignation take effect upon Paulson’s ceasing to own at least 15% of our issued and outstanding common stock.

THE OFFERING

The summary below describes the principal terms of this offering. The “Description of Capital Stock” section in the accompanying prospectus contains a more detailed description of our common stock.

Common stock offered by us:	We are not selling any shares of common stock in this offering.

Common stock offered by the selling stockholders:	10,575,300 shares of common stock (12,161,595 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock outstanding as of May 11, 2015:	143,420,477 shares of common stock.

Option to purchase additional shares:	The selling stockholders have granted the underwriters the option to purchase up to an additional 1,586,295 shares of common stock within 30 days from the date of this prospectus supplement.

Use of proceeds:

The selling stockholders will receive all of the proceeds from the sale of the common stock offered under this prospectus supplement. Accordingly, we will not receive any proceeds from the sale of shares of common stock in this offering.

Stock repurchase:

In connection with our stock repurchase program, we have entered into a purchase agreement with Paulson, on behalf of certain funds and accounts managed by it that are selling stockholders hereunder, whereby we have agreed to repurchase an aggregate of $150 million of shares of our common stock from such selling stockholders at a purchase price per share equal to the public offering price in this offering. The stock repurchase is conditioned upon the consummation of this offering and the sale in this offering of at least 10,575,300 shares by these selling stockholders.

Voting rights:

Holders of our common stock are entitled to one vote per share of common stock in all stockholder meetings. Purchasers of common stock in this offering will not be entitled to vote such newly-acquired shares with respect to proposals being voted on in connection with our upcoming 2015 Annual Meeting of Stockholders, to be held on May 19, 2015.

Dividend policy:	We have not paid any dividends on our common stock. We do not intend to declare or pay any cash dividends on our common stock for the foreseeable future.

Listing:	Our common stock is listed on the NASDAQ Global Select Market under the symbol “HMHC.”

Risk factors:

Investing in our common stock involves substantial risks. See “Risk Factors” on page S-8 of this prospectus supplement, on page 3 of the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus for a description of certain of the risks you should consider before investing in our common stock.

Except as otherwise indicated, all information in this prospectus supplement regarding the number of shares of common stock outstanding excludes: (i) 10,520,795 shares issuable pursuant to the HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan (the “MIP”) as of March 31, 2015 (including 10,197,851 shares that are subject to options granted pursuant to the MIP as of March 31, 2015 at a weighted average exercise price of $13.43 per share and 322,944 restricted stock units outstanding as of March 31, 2015); and (ii) 7,368,422 shares of common stock that we may issue upon exercise of outstanding warrants as of March 31, 2015, with a weighted average exercise price of $21.14 per share.

Except as otherwise indicated, all information in this prospectus supplement: (i) assumes the underwriters’ option to purchase additional shares will not be exercised; (ii) gives effect to a 2-for-1 stock split that occurred on October 22, 2013; and (iii) does not give effect to the Company’s 2015 Omnibus Incentive Plan and Employee Stock Purchase Plan, which are being voted upon by stockholders in connection with the Company’s 2015 Annual Meeting of Stockholders on May 19, 2015.

SUMMARY HISTORICAL FINANCIAL DATA

The following table summarizes the consolidated historical financial data of Houghton Mifflin Harcourt Company for the periods presented. We derived the summary historical financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014. We derived the consolidated historical financial data as of December 31, 2012 from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013. We derived the summary historical financial data as of and for the quarters ended March 31, 2015 and 2014 from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. Historical results for any prior period are not necessarily indicative of results to be expected in any future period. The data set forth in the following table should be read together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in such reports and our audited and unaudited consolidated financial statements and related notes thereto included in such reports.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except share and per share data)	2015	2014	2014	2013	2012
Operating Data:
Net sales	$162,669	$153,933	$1,372,316	$1,378,612	$1,285,641
Cost and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	96,569	92,648	588,726	585,059	515,948
Publishing rights amortization(1)	23,143	30,751	105,624	139,588	177,747
Pre-publication amortization(2)	26,463	28,974	129,693	121,715	137,729

Cost of sales	146,175	152,373	824,043	846,362	831,424
Selling and administrative	143,009	137,010	612,535	580,887	533,462
Other intangible asset amortization	3,218	2,945	12,170	18,968	54,815
Impairment charge for investment in preferred stock, goodwill, intangible assets, pre-publication costs and fixed assets	—	—	1,679	9,000	8,003
Severance and other charges(3)	1,057	1,757	7,300	10,040	9,375
Gain on bargain purchase	—	—	—	—	(30,751)

Operating loss	(130,790)	(140,152)	(85,411)	(86,645)	(120,687)

Other Income (expense)
Interest expense	(5,954)	(4,297)	(18,245)	(21,344)	(123,197)
Loss on extinguishment of debt	—	—	—	(598)	—
Change in fair value of derivative instruments	(2,220)	(103)	(1,593)	(252)	1,688

Loss before reorganization items and taxes	(138,964)	(144,552)	(105,249)	(108,839)	(242,196)
Reorganization items, net(4)	—	—	—	—	(149,114)
Income tax expense	20,976	1,783	6,242	2,347	(5,943)

Net loss	$(159,940)	$(146,335)	$(111,491)	$(111,186)	$(87,139)

Net loss per share—basic and diluted(5)	$(1.12)	$(1.05)	$(0.79)	$(0.79)	$(0.26)

Net loss per share attributable to common stockholders—basic and diluted(5)	$(1.12)	$(1.05)	$(0.79)	$(0.79)	$(0.26)

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except share and per share data)	2015	2014	2014	2013	2012
Weighted average number of common shares used in net loss per share attributable to common stockholders—basic and diluted(5)	142,364,327	139,982,297	140,594,689	139,928,650	340,918,128

Balance Sheet Data (as of period end):
Cash, cash equivalents and short-term investments	$562,037	$268,324	$743,345	$425,349	$475,119
Working capital	640,942	501,468	771,468	606,001	599,085
Total assets	2,742,529	2,682,636	3,011,107	2,910,386	3,029,584
Debt (short-term and long-term)	178,949	245,000	243,125	245,625	248,125
Stockholders’ equity (deficit)	1,610,208	1,706,184	1,759,680	1,850,276	1,943,701

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	(92,931)	(102,544)	491,043	157,203	104,802
Investing activities	254,388	(42.330)	(367,619)	(168,578)	(295,998)
Financing activities	105,456	(145,865)	19,529	(4,075)	106,664

Other Data:
Capital expenditures:
Pre-publication capital expenditures(6)	18,229	38,283	115,509	126,718	114,522
Other capital expenditures	14,115	14,994	67,145	59,803	50,943
Pre-publication amortization	26,463	28,974	129,693	121,715	137,729
Depreciation and intangible asset amortization	44,770	50,935	190,084	220,264	290,693

(1)	Publishing rights are intangible assets that allow us to publish and republish existing and future works as well as create new works based on previously published materials and are amortized on an accelerated basis over periods estimated to represent the useful life of the content.
(2)	We capitalize the art, prepress, manuscript and other costs incurred in the creation of the master copy of a book or other media and amortize such costs from the year of sale over five years on an accelerated basis.
(3)	Represents severance and real estate charges.
(4)	Represents net gain associated with our Chapter 11 reorganization in 2012.
(5)	Gives retroactive effect to the stock split in November 2013.
(6)	Represents capital expenditures for the art, prepress, manuscript and other costs incurred in the creation of the master copy of a book or other media.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information set forth in this prospectus supplement or incorporated herein by reference, before deciding whether to invest in our common stock. In addition to those listed below and elsewhere in this prospectus supplement, you should also consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in the accompanying prospectus, our Annual Report on Form 10-K for the year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, each of which is incorporated by reference in this prospectus supplement. If any of the adverse events identified in these risk factors actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment.

Risks Related to Our Pending Acquisition

The consummation of the Acquisition is subject to a number of conditions, including certain governmental and regulatory conditions that may not be satisfied, and the Acquisition may not be completed on a timely basis, or at all. Failure to complete the Acquisition for any reason, whether or not our fault, could have a material adverse effect on us.

The closing of the Acquisition is subject to closing conditions, including regulatory approval. If the closing conditions are not satisfied or waived, in either a timely manner or at all, the Acquisition will be delayed or will not be completed, which could cause us not to realize some or all of the anticipated benefits of the Acquisition. The market price of our common stock may reflect an assumption that the pending Acquisition will occur and on a timely basis, and the failure to do so may result in a decline in the market price of our common stock.

If the Acquisition is not completed on a timely basis, or at all, our ongoing business may be adversely affected. Additionally, in the event that the Acquisition is not completed, we will be subject to a number of risks, including, but not limited to, the payment of certain fees and costs relating to the Acquisition, such as legal, accounting, financial advisory, the loss of time and resources, potential litigation that may arise as a result of the failed Acquisition and, in certain circumstances, a termination fee of $28.75 million.

Our business may suffer if we do not achieve the anticipated benefits of the Acquisition.

We expect to achieve certain benefits as a result of the Acquisition, including revenue synergies and cost synergies, and we have made certain projections about the performance of EdTech following the Acquisition. There can be no assurances that we will realize the expected benefits currently anticipated from the Acquisition, such as the expected synergies, or that EdTech will perform according to our projections following the Acquisition. A failure to achieve any of the anticipated benefits of the Acquisition or a failure of EdTech to perform according to our projections could adversely affect our business, financial condition and results of operations.

We may be unable to successfully integrate EdTech in order to realize the anticipated benefits of the Acquisition or do so within the intended timeframe.

We will be required to devote significant management attention and resources to integrating the business practices and operations of EdTech with our Company. This integration may prove to be more difficult, costly and time-consuming than expected, which could cause us not to realize some or all of the anticipated benefits from the Acquisition. Potential difficulties we may encounter as part of the integration process include the following:

•	any delay in the integration of management teams, strategies, operations, products and services;

•	diversion of the attention of management of the Company or EdTech as a result of the Acquisition;

•	differences in business backgrounds, corporate cultures and management philosophies that may delay successful integration;

•	the ability to retain key employees;

•	the challenge of integrating complex systems, technology, networks and other assets of EdTech into those of the Company in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies of EdTech;

•	unexpected costs, delays or other risks related to the transition support services to be provided under the transition services agreement we are entering into in connection with the Acquisition;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Acquisition, including costs to integrate EdTech beyond current estimates; and

•	the disruption of, or the loss of momentum in, either the Company’s or EdTech’s ongoing operations or inconsistencies in standards, controls, procedures and policies.

Any of these factors could adversely affect EdTech’s ability to maintain relationships with customers, suppliers, employees and other constituencies or our ability to achieve the anticipated benefits of the Acquisition or could reduce our earnings or otherwise adversely affect our business, financial condition and results of operations after the Acquisition.

EdTech will be subject to various uncertainties while the Acquisition is pending that could jeopardize the achievement of the anticipated benefits of the Acquisition.

Uncertainty about the effect of the Acquisition on EdTech’s customers, suppliers and other vendors may jeopardize the achievement of the anticipated benefits of the Acquisition. These uncertainties could cause those who deal with EdTech to seek to change existing business relationships with EdTech. Employee retention and recruitment may be particularly challenging for EdTech prior to completion of the Acquisition, as the employees and prospective employees of EdTech may experience uncertainty about their future roles with EdTech following the Acquisition. As a result, there can be no assurances that EdTech will perform according to our projections following the Acquisition. A failure to perform according to our projections could adversely affect our business, financial condition and results of operations.

We will incur substantial transaction fees and costs in connection with the Acquisition.

We expect to incur a significant amount of non-recurring expenses in connection with the Acquisition, including legal, accounting, transaction costs, regulatory costs, integration costs and other expenses, which may be significant. In general, these expenses are payable by us, whether or not the Acquisition is completed. If we fail to consummate the Acquisition or if we fail to realize its anticipated benefits (such as cost synergies), we may not be able to recoup these expenses.

We may not be able to timely consummate the New Term Loan on favorable terms, or at all.

We have obtained commitments for a $500 million New Term Loan, but do not have commitments for increasing the size of the New Term Loan to $800 million, as planned. The closing of the New Term Loan is subject to the completion of successful marketing, the negotiation, execution and delivery of definitive agreements and other factors, many of which are beyond our control. If we are unable to timely consummate the New Term Loan on favorable terms or at all, it may have a material adverse effect on our financial condition and liquidity and our ability to timely consummate the Acquisition.

We plan to incur additional indebtedness in connection with the New Term Loan refinancing, which could adversely affect our business.

In connection with the New Term Loan refinancing, we plan to incur approximately $621.1 million in additional indebtedness, which would have resulted in $800.0 million in total indebtedness on an adjusted basis as of March 31, 2015, which could adversely affect our business. This additional indebtedness could increase our interest expense, limit our future borrowing capacity, increase the cost of future borrowing and decrease our business flexibility. Any impairment of our ability to obtain future financing on favorable terms could have an adverse effect on our ability to refinance any of our then-existing debt and may restrict our ability to execute on our business strategy, which may include future acquisitions.

The ability to pay principal and interest on our debt and to refinance our debt in the future will depend not only upon our financial and operating performance, but on the state of the global economy and credit markets during the period through the time of any such refinancing, many of which are factors over which we have no control. There can be no assurance that we will be able to make principal and interest payments on our indebtedness, or to refinance our indebtedness at maturity as needed. If we are unable to satisfy our obligations under our debt agreements, our creditors could elect to declare some or all of our debt to be immediately due and payable, elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

Risks Related to Our Business

Our business and results of operations may be adversely affected by many factors outside of our control, including changes in federal, state and local education funding, general economic conditions and/or changes in the state procurement process.

The performance and growth of our U.S. educational comprehensive curriculum, supplemental and assessment businesses depend in part on federal and state education funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programs. State, local and municipal finances were and continue to be adversely affected by the recent U.S. economic recession and are affected by general economic conditions and factors outside of our control, as well as increasing costs and financial liabilities of under-funded public pension plans. In response to general economic conditions or budget shortfalls, states and districts may reduce educational spending to protect against existing or expected economic conditions or seek cost savings to mitigate budget deficits. Most public school districts, the primary customers for K to 12 products and services, depend largely on state and local funding to purchase materials. In school districts in states that primarily rely on local tax proceeds, significant reductions in those proceeds for any reason can severely restrict district purchases of instructional materials. In districts and states that primarily rely on state funding for instructional materials, a reduction in state funds or loosening of restrictions on the use of those funds may reduce net sales. Additionally, many school districts receive substantial amounts through Federal education programs, funding for which may be reduced as a result of Congressional budget actions.

Federal and/or state legislative changes can also affect the funding available for educational expenditure, which include the impact of education reform, such as the reauthorization of the Elementary and Secondary Education Act (“ESEA”) and the implementation of Common Core State Standards. Existing programs and funding streams could be changed or eliminated in connection with legislation to reauthorize the ESEA and/or the federal appropriations process, in ways that could negatively affect demand and sources of funding for our products and services. Our business, results of operations and financial condition may be materially adversely affected by many factors outside of our control, including, but not limited to, delays in the timing of adoptions, changes in curricula and changes in student testing processes. There can be no assurances that states or districts will have sufficient funding to purchase our products and services, that we will win their business in our competitive marketplace or that schools or districts that have historically purchased our products and services will do so again in the future.

There is considerable political controversy in many states surrounding the adoption and implementation of Common Core State Standards. Legislation has been introduced in a number of states to drop Common Core standards, and some states are considering revisions to and/or rebranding of the standards. These developments could disrupt local adoptions of instructional materials and require modifications to our programs offered for sale in states that adopt such changes.

Similarly, changes in the state procurement process for textbooks, supplemental materials and student tests, particularly in adoption states, can also affect our markets and sales. A significant portion of our net sales is derived from sales of K to 12 instructional materials pursuant to cyclical adoption schedules. Due to the revolving and staggered nature of state adoption schedules, sales of K to 12 instructional materials have traditionally been cyclical, with some years offering more sales opportunities than others. In addition, changes in curricula and changes in the student testing processes can negatively affect our programs and therefore the size of our market in any given year. For example, over the next few years, adoptions are scheduled in one or more of the primary subjects of reading, language arts and literature, social studies and mathematics in, among others, the states of California, Texas and Florida, the three largest adoption states. The inability to succeed in these states, or reductions in their anticipated funding levels, could materially and adversely affect net sales for the year of adoption and subsequent years. Allowing districts flexibility to use state funds previously dedicated exclusively to the purchase of instructional materials and other items such as technology hardware and training could adversely affect district expenditures on state-adopted instructional materials in the future.

Decreases in federal and state education funding and negative trends or changes in general economic conditions can have a material adverse effect on our business, results of operations and financial condition.

Introduction of new products, services or technologies could impact our profitability.

We operate in highly competitive markets that continue to change to adapt to customer needs. In order to maintain a competitive position, we must continue to invest in new content and new ways to deliver our products and services. These investments may not be profitable or may be less profitable than what we have experienced historically. In particular, in the context of our current focus on key digital opportunities, including e-books, the market is evolving and we may be unsuccessful in establishing ourselves as a significant competitor. New distribution channels, such as digital platforms, the internet, online retailers and delivery platforms (e.g., tablets and e-readers), present both threats and opportunities to our traditional publishing models, potentially impacting both sales volumes and pricing.

Our operating results fluctuate on a seasonal and quarterly basis and our business is dependent on our results of operations for the third quarter.

Our business is seasonal. For the year ended December 31, 2014, we derived approximately 88% of net sales from our Education Segment. For sales of educational products, purchases typically are made primarily in the second and third quarters of the calendar year, in preparation for the beginning of the school year, though testing net sales are primarily generated in the second and fourth quarters. We typically realize a significant portion of net sales during the third quarter, making third-quarter results material to full-year performance. This sales seasonality affects operating cash flow from quarter to quarter. We normally incur a net cash deficit from all of our activities through the middle of the third quarter of the year. In addition, changes in our customers’ ordering patterns may impact the comparison of results in a quarter with the same quarter of the previous year, in a quarter with the consecutive quarter or a fiscal year with the prior fiscal year.

Agreements with Resellers.

We have entered into agreements with resellers from time to time pertaining to certain defined products and channels. These agreements have been both exclusive and non-exclusive and have pertained to specific products as well as specific channels. Depending on the timing of when orders with resellers occur, an individual transaction with a reseller could potentially be material to the quarter or year in which it occurs. Furthermore, there is no assurance that future orders from resellers will occur within similar timeframes as past orders or be of similar magnitude. Some of our agreements have performance metrics which allow for one or both parties to terminate the agreement. If such termination were to occur, our sales could be materially impacted.

Receivables to our two largest resellers comprised approximately 17.0% of our December 31, 2014 accounts receivable balance. If such resellers are unable to remit contractual payments when due or at all, our financial results and cash position for the quarter and year could be materially impacted.

Our business is and will continue to be impacted by the rate of and state of technological change, including the digital evolution and other disruptive technologies, and the presence and development of open-sourced content could continue to increase, which could adversely affect our net sales.

Our industry has been impacted by the digitalization of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. The digital migration brings the need for change in product distribution, consumers’ perception of value and the publisher’s position between retailers and authors. Such digitalization increases competitive threats both from large media players and from smaller businesses, online and mobile portals. If we are unable to continue to adapt and transition to the move to digitalization at the rate of our competitors, our ability to effectively compete in the marketplace will be affected.

In recent years, there have been initiatives by non-profit organizations such as the Gates Foundation and the Hewlett Foundation to develop educational content that can be “open sourced” and made available to educational institutions for free or nominal cost. To the extent that such open sourced content is developed and made available to educational customers and is competitive with our instructional materials, our sales opportunities and net sales could be adversely affected.

Technological changes and the availability of free or relatively inexpensive information and materials may also affect changes in consumer behavior and expectations. Public and private sources of free or relatively inexpensive information and lower pricing for digital products may reduce demand and impact the prices we can charge for our products and services. To the extent that technological changes and the availability of free or relatively inexpensive information and materials limit the prices we can charge or demand for our products and services, our business, financial position and results of operations may be materially adversely affected.

Changes in product distribution channels and/or customer bankruptcy may restrict our ability to grow and affect our profitability in our Trade Publishing segment.

New distribution channels such as digital formats, the internet, online retailers, growing delivery platforms (e.g., tablets and e-readers), combined with the concentration of retailer power, pose threats and provide opportunities to our traditional consumer publishing models in our Trade Publishing segment, potentially impacting both sales volumes and pricing. The economic slowdown combined with the trend in distribution channels toward the use of e-books has created contraction in the consumer books retail market that has increased the risk of bankruptcy of major retail customers. Additional bankruptcies of traditional “bricks and mortar” retailers of Trade Publishing could negatively affect our business, financial condition and results of operations.

Expansion of our investments and business outside of our traditional core U.S. market may result in lower than expected returns and incremental risks.

To take advantage of international growth opportunities and to reduce our reliance on our core U.S. market, we are increasing our investments in a number of countries and emerging markets, including Asia and the Middle East, some of which are inherently more risky than our investments in the U.S. market. Political, economic, currency, reputational and corporate governance risks, including fraud, as well as unmanaged expansion, are all factors which could limit our returns on investments made in these markets. For example, political instability in the Middle East has caused uncertainty in the region, which could affect our results of operations in the region. Also, certain international customers require longer payment terms, increasing our credit risk. As we expand internationally, these risks will become more pertinent to us and could have a bigger impact on our business.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

Our businesses operate in highly competitive markets, with significant established competitors, such as Pearson Education, Inc., McGraw Hill Education, Cengage Learning, Inc., Scholastic Corporation, K12 Inc. and John Wiley & Sons, Inc. These markets continue to change in response to technological innovations and other factors. Profitability is affected by developments in our markets beyond our control, including: changing U.S. federal and state standards for educational materials; rising development costs due to customers’ requirements for more customized instructional materials and assessment programs; changes in prevailing educational and testing methods and philosophies; higher technology costs due to the trend toward delivering more educational content in both traditional print and electronic formats; market acceptance of new technology products, including online or computer-based testing; an increase in the amount of materials given away in the K to 12 markets as part of a bundled pack; the impact of the expected increase in turnover of K to 12 teachers and instructors on the market acceptance of our products; customer consolidation in the retail and wholesale trade book market and the increased dependence on fewer but stronger customers; rising advances for popular authors and market pressures to maintain competitive retail pricing; a material increase in product returns or in certain costs such as paper; and overall uncertain economic issues that affect all markets.

We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses, and the acceleration of any of these developments may materially and adversely affect our profitability.

The means of delivering our products may be subject to rapid technological change. Although we have undertaken several initiatives and invested significant amounts of capital to adapt to and benefit from these changes, we cannot predict whether technological innovations will, in the future, make some of our products, particularly those printed in traditional formats, wholly or partially obsolete. If this were to occur, we might be required to invest significant resources to further adapt to the changing competitive environment. In addition, we cannot predict whether end customers will have sufficient funding to purchase the equipment needed to use our new technology products.

In order to maintain a competitive position, we must continue to invest in new offerings and new ways to deliver our products and services. These investments may not be profitable or may be less profitable than what we have experienced historically. We could experience threats to our existing businesses from the rise of new competitors due to the rapidly changing environment within which we operate.

There is a risk that technology companies may offer educational materials that compete with our products.

While our educational content is protected by copyright law, there is nothing to prevent technology companies from developing their own educational digital products and offering educational content to schools. Technology companies are free to distribute materials with and on their technology devices and platforms. Many technology companies have substantial resources that they could devote to expand their business, including the development of educational digital products. Furthermore, while we have entered into digital distribution agreements with a number of technology companies, our agreements are non-exclusive arrangements and there is nothing to prevent such technology companies from developing and distributing other educational content to the K to 12 market. There is a risk that a technology company with significant resources could license or acquire their own educational content and compete with us, which could negatively affect our business, financial condition and results of operations.

There is also a risk of further disintermediation, which is the occurrence of state, district and other customers contracting directly with technology companies. As a result, there is a risk that technology companies may own direct relationships with our customers, and accordingly, they may have a significant influence over the pricing and distribution strategies for digital and print education materials.

Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future. Our significant net losses and our significant amount of indebtedness led us to declare bankruptcy in 2012.

For the years ended December 31, 2014, 2013 and 2012, we generated operating losses of $85.4 million, $86.6 million and $120.7 million, respectively, and net losses of $111.5 million, $111.2 million, and $87.1 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” and the consolidated financial statements included elsewhere in this Annual Report for more information regarding our results of operations during these periods. If we continue to suffer operating and net losses, the trading price of our common stock may decline significantly.

Our net losses in recent years were impacted from general economic conditions, reductions in significant markets, federal, state and local budget shortfalls and the contraction of spending throughout most states, non-cash charges associated with our 2010 recapitalization, among other things. In addition, we had a significant amount of indebtedness prior to May 2012. During May 2012, as a result of our financial position, results of operations and significant amount of indebtedness, we filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code. On June 22, 2012, we emerged from bankruptcy pursuant to a pre-packaged plan of reorganization. Although we have significantly less interest expense as a result of our emergence from bankruptcy and have decreased our selling and administrative expenses, we may not generate sufficient net sales in future periods to pay for all of our operating or other expenses, which could have a material adverse effect on our business, results of operations and financial condition.

Our ability to enforce our intellectual property and proprietary rights may be limited, which may harm our competitive position and materially and adversely affect our business and results of operations.

Our products are largely comprised of intellectual property content delivered through a variety of media, including books and digital and web-based media. We rely on copyright, trademark and other intellectual property laws to establish and protect our proprietary rights in these products. However, we cannot make assurances that our proprietary rights will not be challenged, invalidated or circumvented. We conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect future growth. Moreover, despite the existence of copyright and trademark protection under applicable laws, third parties may nonetheless violate our intellectual property rights, and our ability to remedy such violations, particularly in foreign countries, may be limited. In addition, the copying and distribution of content over the Internet creates additional challenges for us in protecting our proprietary rights. If we are unable to adequately protect and enforce our intellectual property and proprietary rights, our competitive position may be harmed and our business and financial results could be materially and adversely affected.

We are subject to risks based on Information Technology (“IT”) systems and technological change. A major data privacy breach or unanticipated IT system failure may cause reputational damage to our brands and financial loss.

Our business is dependent on information technology. We either provide software and/or internet-based services to our customers or we use complex IT systems and products to support our business activities, particularly in infrastructure and as we move our products and services to an increasingly digital delivery platform.

We face several technological risks associated with software product development and service delivery in our educational businesses, information technology security (including virus and hacker attacks), e-commerce, enterprise resource planning, system implementations and upgrades. Our growth strategy includes a consumer e-commerce strategy and an integrated solutions strategy that further subjects us to technological risks. If our e-commerce and integrated solutions expansion strategy is not successful, our business and growth prospects may be adversely affected. Additionally, the failure to recruit and retain staff with relevant skills may constrain our ability to grow as we combine traditional publishing products with online service offerings.

Across our businesses we hold large volumes of personal data, including that of employees, customers and students. Failure to adequately protect such personal data could lead to penalties, significant remediation costs, reputational damage, potential cancellation of existing contracts and inability to compete for future business. We have policies, processes, internal controls and cybersecurity mechanisms in place intended to ensure the stability of our information technology, provide security from unauthorized access to our systems and maintain business continuity, but no mechanisms are entirely free from failure and we have no guarantee that our security mechanisms will be adequate to prevent all possible security threats. Our operating results may be adversely impacted by unanticipated system failures, data corruption or breaches in security.

We rely on third-party software development as part of our digital platform.

Some of the technologies and software that compose our instruction and assessment technologies are developed by third parties. We rely on those third parties for the development of future components and modules. Thus, we face risks associated with software product development and the ability of those third parties to meet our needs and their obligations under our contracts with them.

We may not be able to complete, or achieve the expected benefits from, any future acquisitions, which could materially and adversely affect our growth.

We have at times used acquisitions as a means of expanding our business and expect that we will continue to do so. If we do not successfully integrate acquisitions, anticipated operating advantages and cost savings may not be realized. The acquisition and integration of companies involve a number of risks, including: use of available cash, new borrowings or borrowings under our revolving credit facility to consummate the acquisition; demands on management related to the increase in our size after an acquisition; diversion of management’s attention from existing operations to the integration of acquired companies; integration of companies’ existing systems into our systems; difficulties in the assimilation and retention of employees; and potential adverse effects on our operating results.

We may not be able to maintain the levels of operating efficiency that acquired companies achieved independently. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. We may not be able to achieve the cost savings and other benefits that we would hope to achieve from acquisitions, which could materially and adversely affect our business, financial condition and results of operations.

We may not be able to retain or attract the key management, creative, editorial and sales personnel that we need to remain competitive and grow.

Our success depends, in part, on our ability to continue to retain key management and other personnel. We operate in a number of highly visible industry segments where there is intense competition for experienced and highly effective individuals, including authors. Our successful operations in these segments may increase the market visibility of members of key management, creative and editorial teams and result in their recruitment by other businesses. There can be no assurance that we can continue to attract and retain the necessary talented employees, including executive officers and other key members of management and, if we fail to do so, it could adversely affect our business.

In addition, our business results depend largely upon the experience, knowledge of local market dynamics and long-standing customer relationships of such personnel. Our inability to retain or hire effective sales people at economically reasonable compensation levels could materially and adversely affect our ability to operate profitably and grow our business.

A significant increase in operating costs and expenses could have a material adverse effect on our profitability.

Our major expenses include employee compensation and printing, paper and distribution costs for product-related manufacturing. We offer competitive salary and benefit packages in order to attract and retain the quality employees required to grow and expand our businesses. Compensation costs are influenced by general economic factors, including those affecting the cost of health insurance and post-retirement benefits, and any trends specific to the employee skillsets we require. We could experience changes in pension costs and funding requirements due to poor investment returns and/or changes in pension laws and regulations.

Paper is one of our principal raw materials. As a result, our business may be negatively impacted by an increase in paper prices. Paper prices fluctuate based on the worldwide demand and supply for paper in general and for the specific types of paper used by us. The price of paper may fluctuate significantly in the future, and changes in the market supply of, or demand for paper, could affect delivery times and prices. Paper suppliers may consolidate and as a result, there may be future shortfalls in supplies necessary to meet the demands of the entire marketplace. We may need to find alternative sources for paper from time to time. Our books and workbooks are printed by third parties and we typically have multi-year contracts for the production of books and workbooks. Increases in any of our operating costs and expenses could materially and adversely affect our profitability and our business, financial condition and results of operations.

We make significant investments in information technology data centers and other technology initiatives, as well as significant investments in the development of programs for the K to 12 marketplace. Although we believe we are prudent in our investment strategies and execution of our implementation plans, there is no assurance as to the ultimate recoverability of these investments.

We also have other significant operating costs, and unanticipated increases in these costs could adversely affect our operating margins. Higher energy costs and other factors affecting the cost of publishing, transporting and distributing our products could adversely affect our financial results. Our inability to absorb the impact of increases in paper costs and other costs or any strategic determination not to pass on all or a portion of these increases to customers could adversely affect our business, financial condition and results of operations.

Exposure to litigation could have a material effect on our financial position and results of operations.

We are involved in legal actions and claims arising from our business practices and face the risk that additional actions and claims will be filed in the future. Litigation alleging infringement of copyrights and other intellectual property rights has become extensive in the educational publishing industry. At present, there are various suits pending or threatened which claim that we exceeded the print run limitation or other restrictions in licenses granted to us to reproduce photographs in our instructional materials. A number of similar claims against us have already been settled. While management does not expect any of these matters to have a material adverse effect on our results of operations, financial position or cash flows, due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding or change in applicable legal standards could have a material effect on our financial position and results of operations.

We have insurance in such amounts and with such coverage and deductibles as management believes is reasonable. However, there can be no assurance that our liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all potential liabilities.

Operational disruption to our business caused by a major disaster, external threats or the loss of one of our key third-party print vendors could restrict our ability to supply products and services to our customers.

Across all our businesses, we manage complex operational and logistical arrangements including distribution centers, data centers and large office facilities as well as relationships with third-party print vendors.

We have also outsourced some support functions, including application maintenance support, to third-party providers. Failure to recover from a major disaster (such as fire, flood or other natural disaster) at a key facility or the disruption of supply from a key third-party vendor, developer or distributor (e.g., due to bankruptcy) could restrict our ability to service our customers. External threats, such as terrorist attacks, strikes, weather and political upheaval, could affect our business and employees, disrupting our daily business activities.

We currently rely on two key third-party print vendors to handle approximately 76% of our printing requirements, and we expect a small number of print vendors will continue to account for a substantial portion of our printing requirements for the foreseeable future. The loss of, or a significant adverse change in our relationships with, our key print vendors could have a material adverse effect on our business and cost of sales. There can be no assurance that our relationships with our print vendors will continue or that their businesses or operations will not be affected by major disasters or external factors. If we were to lose one of our key print vendors, if our relationships with these vendors were to adversely change or if their businesses were impacted by general economic conditions or the factors described above, our business and results of operations may be materially and adversely affected.

We are subject to contingent liabilities that may affect liquidity and our ability to meet our obligations.

In the ordinary course of business, we issue performance-related surety bonds and letters of credit posted as security for our operating activities, some of which obligate us to make payments if we fail to perform under certain contracts in connection with the sale of instructional materials and assessment tests. The surety bonds are partially backstopped by letters of credit. As of December 31, 2014, our contingent liability for all letters of credit was approximately $20.2 million, of which $2.4 million were issued to backstop $11.3 million of surety bonds. The letters of credit reduce the borrowing availability on our revolving credit facility, which could affect liquidity and, therefore, our ability to meet our obligations. We may increase the number and amount of contracts that require the use of letters of credit, which may further restrict liquidity and, therefore, our ability to meet our obligations in the future.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations and to fund planned capital expenditures and other growth initiatives depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness or to fund our other liquidity needs.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our term loan facility and revolving credit facility restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due.

We may record future goodwill or indefinite-lived intangibles impairment charges related to our reporting units, which could materially adversely impact our results of operations.

We test our goodwill and indefinite-lived intangibles asset balances for impairment during the fourth quarter of each year, or more frequently if indicators are present or changes in circumstances suggest that impairment may exist. We assess goodwill for impairment at the reporting unit level and, in evaluating the potential for impairment of goodwill, we make assumptions regarding estimated net sales projections, growth rates, cash flows and discount rates. Although we use consistent methodologies in developing the assumptions and estimates underlying the fair value calculations used in our impairment tests, these estimates are uncertain by nature and can vary from actual results. Declines in the future performance and cash flows of the reporting unit or small changes in other key assumptions may result future goodwill impairment charges, which could materially adversely impact our results of operations.

Additional Risks Related to Our Common Stock

In addition to the risks related to our common stock identified in the accompanying prospectus, you should consider the following risk factor related to our common stock.

Purchasers of common stock offered by this prospectus supplement will not be entitled to vote their shares of common stock at our upcoming 2015 Annual Meeting of Stockholders, because the record date for such meeting has passed.

Our 2015 Annual Meeting of Stockholders will be held on May 19, 2015. The record date for determining the holders of our outstanding common stock entitled to vote at such meeting was March 25, 2015. Any shares of common stock you purchase in this offering will not entitle you to vote on the proposals that will be voted upon by the stockholders at such meeting, although you will nevertheless be affected by any changes to the Company resulting from such proposals. The selling stockholders (to the extent they were stockholders on the record date) will be able to exercise the voting rights associated with the shares offered by this prospectus supplement at the meeting, instead of you. You should fully consider the potential consequences of the proposals to be voted upon at the meeting before deciding to purchase our common stock in this offering. Such proposals are disclosed in our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 31, 2015.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress the price of our common stock.

Additional sales of a substantial number of our shares of common stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the price of our common stock and could materially impair our ability to raise capital through the sale of additional shares. The sale of such shares by our directors, executive officers or other stockholders in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decrease significantly.

A significant amount of shares of our common stock have been registered for resale under a shelf registration statement. Pursuant to the Company’s investor rights agreement, certain of our stockholders have certain demand and piggyback rights that have, in the past, and may, in the future, require us to file registration statements registering their common stock or to include sales of such common stock in registration statements that we may file for ourselves or other stockholders. Any shares of common stock sold under these registration statements will be freely tradable in the public market. In the event such rights are exercised and a large number of common stock is sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations, except that the selling stockholders may be responsible for their pro rata shares of underwriters’ fees, commissions and discounts, stock transfer taxes and certain legal expenses.

MARKET PRICE OF OUR COMMON STOCK

Our common stock is traded on NASDAQ under the symbol “HMHC.” The following table represents, for the periods indicated, the range of high and low sale prices for our common stock as reported by NASDAQ. Such prices reflect interdealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	High	Low
2013
Fourth Fiscal Quarter ended December 31, 2013	$18.69	$14.00

2014
First Fiscal Quarter ended March 31, 2014	$20.88	$16.94
Second Fiscal Quarter ended June 30, 2014	21.00	16.82
Third Fiscal Quarter ended September 30, 2014	20.65	17.21
Fourth Fiscal Quarter ended December 31, 2014	21.12	18.53

2015
First Fiscal Quarter ended March 31, 2015	$23.84	$18.49
Second Fiscal Quarter ending June 30, 2015 (through May 12, 2015)	26.56	22.28

On May 12, 2015, the last reported sale price of our common stock on NASDAQ was $24.05 per share. The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to purchase our common stock. You are urged to obtain current market quotations for our common stock and to review carefully the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in each. See “Where You Can Find More Information” and “Information Incorporated by Reference” in this prospectus supplement.

SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth, as of May 11, 2015, the following information regarding the selling stockholders:

•	the number and percentage of total outstanding shares of our common stock beneficially owned by the selling stockholders prior to the offering;

•	the number of shares to be offered by the selling stockholders (giving no effect and full effect to the exercise of the underwriters’ option to purchase additional shares); and

•	the number and percentage of total outstanding shares of our common stock to be beneficially owned by the selling stockholders after completion of the offering (giving no effect and full effect to the exercise of the underwriters’ option to purchase additional shares).

The amounts and percentages of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

The selling stockholders shown on the table have furnished information with respect to beneficial ownership.

	Ownership Before Offering				Ownership After Offering(2)
	Number of Shares Beneficially Owned	Percentage	Number of Shares Offered	Number of Shares Subject to Option	Number of Shares Beneficially Owned (No Option Exercise)	Percentage	Number of Shares Beneficially Owned (Full Option Exercise)	Percentage
Selling Stockholders:
Paulson & Co. Inc.(1)	32,312,552	22.3%	10,575,300	1,586,295	21,737,252	15.0%	20,150,957	13.9%

(1)	Beneficial ownership includes 1,399,994 shares of common stock underlying warrants that are currently exercisable. Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and separately managed accounts (collectively, such pooled investment vehicles and accounts are referred to in this prospectus supplement as the “Paulson Funds”). John Paulson is the President and sole Director of Paulson. In its role as investment advisor or manager, Paulson possesses voting and investment power over the shares of our common stock listed above that are owned by the Paulson Funds. The pecuniary interest of all shares of our common stock reported in this row is owned by the Paulson Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Paulson disclaims beneficial ownership of all shares of common stock reported in this prospectus supplement as being owned by the Paulson Funds. The address for the Paulson Funds is c/o Paulson & Co. Inc., 1251 Avenue of the Americas, New York, NY 10020.
(2)	This table does not give effect to the Company’s repurchase of shares of its common stock from certain stockholders affiliated with Paulson as described under “Summary—Stock Repurchase Program” in this prospectus supplement.

Relationships with Selling Stockholders

In connection with our stock repurchase program, we have entered into a purchase agreement with Paulson, on behalf of certain funds and accounts managed by it that are selling stockholders hereunder, whereby we have agreed to repurchase an aggregate of $150 million of shares of our common stock from such selling stockholders at a purchase price per share equal to the public offering price in this offering. The stock repurchase is conditioned upon the consummation of this offering and the sale in this offering of at least 10,575,300 shares by these selling stockholders. The purchase agreement provides for customary representations, warranties and conditions. The closing of the stock repurchase is expected to occur simultaneously with or shortly after the closing of this offering.

For a discussion of certain relationships between the Company and the selling stockholders, see “Selling Stockholders—Relationships with Selling Stockholders” in the accompanying prospectus, which is incorporated by reference into this prospectus supplement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to Non-U.S. Holders (as defined below). The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion only addresses beneficial owners of our common stock that hold such common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, regulated investment companies, real estate investment trusts, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, former citizens or former long-term residents of the United States, and Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes.

For the purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as a partner in a partnership holding shares of our common stock are urged to consult their own tax advisors.

Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our common stock.

Distributions

Although we do not anticipate that we will make any distributions on our common stock in the foreseeable future, distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying your entitlement to benefits under the treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income discussed below.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are a USRPHC, gain will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect) at all times during the applicable period described in the third bullet point above constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A) such income or gain is

(i) effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States and such treaty requires, attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) with respect to gain, we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of our common stock and your holding period for our common stock (subject to the 5% ownership exception set forth above in the second paragraph of “—Sale, Exchange or Other Taxable Disposition of Common Stock).” Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, you are subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a U.S. person) on your U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) or otherwise establish an exemption and we do not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Section 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a 30% withholding tax with respect to any

“withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the entire gross proceeds from the sale of any equity instruments of U.S. issuers (such as our common stock). The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain).

FATCA currently applies to dividends made in respect of our common stock. Final Treasury regulations defer this withholding obligation for gross proceeds from dispositions of U.S. common stock until January 1, 2017. To avoid withholding on dividends and gross proceeds, as applicable, Non-U.S. Holders may be required to provide the Company (or its withholding agents) with applicable tax forms or other information. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC
BMO Capital Markets Corp.
Houlihan Lokey Capital, Inc.
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated

Total	10,575,300

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised.

The underwriters have an option to purchase up to an additional 1,586,295 shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters in connection with this offering. We have agreed to pay all underwriting discounts and commissions applicable to the sale of the common stock in this offering and certain expenses of the selling stockholders incurred in connection with the sale. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $25,000, as set forth in the underwriting agreement. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share
Total

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company, its executive officers, directors and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. Among other exceptions, the lock-up agreements do not apply to

(i) any issuances of common stock or securities convertible into or exchangeable for shares of common stock by the Company under its employee benefit plans (including its 2015 Omnibus Incentive Plan and Employee Stock Purchase Plan, each of which is being voted upon by stockholders in connection with the Company’s 2015 Annual Meeting of Stockholders, to be held on May 19, 2015) and (ii) sales of shares of common stock by executive officers and directors under sales plans adopted under Rule 10b5-1 of the Act in existence on the date hereof.

Our shares of common stock are listed on NASDAQ under the symbol “HMHC.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The Company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.07 million. The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The selling stockholders may be deemed to be underwriters within the meaning of the Securities Act with respect to the shares of common stock that they are offering under this prospectus supplement.

The underwriters and their respective affiliates are full service financial institutions, engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. In connection with the Acquisition, Morgan Stanley & Co. LLC performed advisory services to the Company and our board of directors and received customary fees and expenses. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus supplement. The underwriters have been represented by Latham  & Watkins LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3, which includes exhibits and schedules, under the Securities Act with respect to the common stock offered pursuant to this prospectus supplement. This prospectus supplement does not contain all of the information set forth in the registration statement because parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement (including the accompanying prospectus) and its exhibits for further information about us and our securities. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains the registration statement and other reports, proxy and information statements and information that we will file electronically with the SEC.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these filings available on our website once they are filed with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate information into this prospectus supplement by reference. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. This prospectus supplement incorporates by reference the documents listed below and any future documents (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus supplement and prior to the termination of the offering:

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 26, 2015;

•	our Definitive Proxy Statement on Schedule 14A, filed on March 31, 2015 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2014);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 7, 2015; and

•	our Current Report on Form 8-K, filed on April 24, 2015.

You can obtain any of the filings incorporated by reference into this prospectus supplement through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus supplement. You should direct requests for those documents to:

Houghton Mifflin Harcourt Company

222 Berkeley Street

Boston, MA 02116

Attn: Corporate Secretary

(617) 351-5000

Our Annual Report on Form 10-K, Quarterly Report on Form 10-Q, our Definitive Proxy Statement and other reports and documents incorporated by reference herein may also be found in the “Investor Relations” section of our website at http://www.hmhco.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus supplement or any registration statement of which it forms a part.

102,104,801

Shares

Houghton Mifflin Harcourt Company

COMMON STOCK

This prospectus relates to the resale of up to an aggregate of 102,104,801 shares of common stock of Houghton Mifflin Harcourt Company by the selling stockholders (which term as used in this prospectus includes pledgees, donees, transferees or other successors-in-interest) identified in this prospectus. Pursuant to this prospectus, the selling stockholders are permitted to offer shares of our common stock from time to time, if and to the extent as they may determine, through public or private transactions or through other means described in the section of this prospectus entitled “Plan of Distribution” at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling stockholders may sell shares through agents they select or through underwriters and dealers they select. The selling stockholders also may sell shares directly to investors.

If the selling stockholders use agents, underwriters or dealers to sell the shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

Houghton Mifflin Harcourt Company is registering the offer and sale of the shares of its common stock hereunder pursuant to the investor rights agreement, dated June 22, 2012, between the Company and certain of its stockholders (the “Investor Rights Agreement”).

The selling stockholders identified in this prospectus are offering all of the shares of common stock under this prospectus. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “HMHC.” On April 29, 2015, the last reported sale price of the shares of our common stock as reported on NASDAQ was $23.24 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of this prospectus and the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2014 to read about risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated May 1, 2015

We and the selling stockholders have not authorized anyone to provide any information other than that contained or incorporated by reference into this prospectus or any free writing prospectus prepared by us or on our behalf or to which we have referred you. We can take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. We and the selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

As used in this prospectus, the terms “we,” “us,” “our,” “HMH” and the “Company” refer to Houghton Mifflin Harcourt Company, formerly known as HMH Holdings (Delaware), Inc., and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires.

TRADEMARKS

This prospectus and the documents incorporated by reference herein contain references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus and the documents incorporated by reference herein may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

STATEMENT REGARDING INDUSTRY AND MARKET DATA

We obtained the market, industry and competitive position data contained in or incorporated by reference into this prospectus from our own internal data and estimates and a variety of third-party sources, including independent industry publications, government publications, reports by market research firms or other published independent sources. The third-party sources include: The Condition of Education 2013, dated May 2013, by the National Center for Education Statistics (“NCES”); Digest of Education Statistics, 2011, dated May 2012, by the NCES; Public Elementary and Secondary School Student Enrollment and Staff Counts From the Common Core of Data: School Year 2010-11, dated April 2012, by the NCES; Projections of Education Statistics to 2021 (Fortieth Edition), dated January 2013, by the NCES; American Revolution 2.0: How Education Innovation is Going to Revitalize America and Transform the U.S. Economy, dated July 4, 2012, by GSV Asset Management; Statistical Abstract of the United States: 2012, dated January 2013, by the U.S. Census Bureau; Early Learning: America’s Middle Class Promise Begins Early, by the U.S. Department of Education; Evaluation of Evidence- Based Practices in Online Learning: A Meta-Analysis and Review of Online Learning Studies, dated September 2010, by the U.S. Department of Education; Florida instructional materials adoption schedule for adoption years 2011-2012 through 2016-2017, by the Florida Department of Education; Curriculum Frameworks: Mathematics, by the California Department of Education; Instructional Materials 2013-2014 Adoption Bulletin, by the Texas Education Agency; Instructional Materials Adoption, by the Association of American Publishers; Population & Development: Global Population Patterns and Trends, by the United Nations Educational, Scientific and Cultural Organization (UNESCO); School enrollment, preprimary (% gross), by the World Bank, with data from the UNESCO Institute for Statistics; A Study on the Effects of Houghton Mifflin Harcourt’s Journeys Program: Year 2 Final Report, dated October 2013, by Miriam Resendez and Dr. Mariam Azin; and State Pre-K Funding: 2014-2015 Fiscal Year, dated January 2015, by Bruce Atchinson and Emily Workman. We believe that each of these third-party sources is reliable. Our internal data and estimates, which we believe are true and accurate, are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

ii

PROSPECTUS SUMMARY

This summary highlights the more detailed information contained or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to invest in our common stock. You should read this entire prospectus carefully, including the documents incorporated by reference herein, before making an investment decision. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Company Overview

We are a global learning company, specializing in education solutions across a variety of media. We deliver content, services and technology to both educational institutions and consumers, reaching over 50 million students in more than 150 countries worldwide. In the United States, we are the leading provider of Kindergarten through 12th grade (K-12) educational content by market share. We believe that nearly every current K-12 student in the United States has utilized our content during the course of his or her education. As a result, we believe that we have an established reputation with students and educators that is difficult for others to replicate and that positions us to also provide content and services that serve their learning needs beyond the classroom. We believe our long-standing reputation and well-known brands enable us to capitalize on consumer and digital trends in the education market through our existing and developing channels. Furthermore, since 1832, we have published trade and reference materials, including adult and children’s fiction and non-fiction books that have won industry awards such as the Pulitzer Prize, Newbery and Caldecott medals and National Book Award, all of which we believe are widely known.

For a description of our business, financial condition, results of operations and other important information regarding Houghton Mifflin Harcourt Company, we refer you to our filings with the Securities and Exchange Commission (“SEC”) incorporated by reference in this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information.”

Houghton Mifflin Harcourt Company, formerly known as HMH Holdings (Delaware), Inc., was incorporated under the laws of the State of Delaware on March 5, 2010. Our principal executive offices are located at 222 Berkeley Street, Boston, Massachusetts 02116. Our telephone number is (617) 351-5000. Our website is www.hmhco.com. The information contained on our website, or any other website that is referred to in this prospectus, does not constitute a part of this prospectus and is not incorporated by reference into this prospectus or any accompanying prospectus supplement.

THE OFFERING

Common stock offered by us:	We are not selling any shares of common stock pursuant to this prospectus.

Common stock offered by the selling stockholders:	Up to 102,104,801 shares of common stock.

Common stock outstanding as of April 24, 2015:	143,329,477 shares of common stock.

Use of proceeds:	The selling stockholders will receive all of the proceeds from the sale of the common stock offered from time to time pursuant to this prospectus. Accordingly, we will not receive any proceeds from the sale of shares of common stock that may be sold from time to time pursuant to this prospectus.

Dividend policy:	We have not paid any dividends on our common stock. We do not intend to declare or pay any cash dividends on our common stock for the foreseeable future.

Listing:	Our common stock is listed on the NASDAQ Global Select Market under the symbol “HMHC.”

Except as otherwise indicated, all information in this prospectus regarding the number of shares of common stock outstanding excludes 10,520,795 shares issuable pursuant to the HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan (the “MIP”) as of March 31, 2015, including 10,197,851 shares that are subject to options granted pursuant to the MIP as of March 31, 2015 at a weighted average exercise price of $13.43 per share and 322,944 restricted stock units outstanding as of March 31, 2015, and excludes 7,368,422 shares of common stock that we may issue upon exercise of outstanding warrants as of March 31, 2015, with a weighted average exercise price of $21.14 per share.

Except as otherwise indicated, all information in this prospectus gives effect to a 2-for-1 stock split that occurred on October 22, 2013.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information set forth in this prospectus or incorporated herein by reference, before deciding whether to invest in our common stock. In addition to those listed below and elsewhere in this prospectus, you should also consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this prospectus. If any of these risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock would likely decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.

The market price for our common stock may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	changes in economic trends or the continuation of current economic conditions;

•	changes in state and local education funding and/or related programs, legislation and procurement processes;

•	changes in schools’ curriculum programs in various states;

•	changes in consumer demand for, and acceptance of, our publications;

•	industry cycles and trends;

•	changes in laws or regulations governing our business and operations;

•	changes in technology and the digitalization of content;

•	the sustainability of an active trading market for our common stock; and

•	future sales of our common stock by our stockholders.

These and other factors may lower the market price of our common stock, regardless of our actual operating performance. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including other publishing and education companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

If securities or industry analysts cease to publish research or publish inaccurate or unfavorable research about us or our business, our share price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which could cause our share price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock for the foreseeable future. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements, including the credit agreements governing our term loan facility and revolving credit facility, and other factors deemed relevant by our board of directors. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

We incur increased costs as a result of being a publicly traded corporation.

We have a limited history operating as a publicly traded corporation. We incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors’ fees, directors and officers insurance, investor relations and various other costs. We also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules implemented by the Securities and Exchange Commission (the “SEC”) and NASDAQ. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in the price of our common stock.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. The requirements of Section 404 of the Sarbanes-Oxley Act and the related rules of the SEC require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting. In addition to our report on internal control over financial reporting, our independent registered public accounting firm is required to issue a report on our internal control over financial reporting in connection with our Annual Reports on Form 10-K. In the future, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports. Any failure to remediate material weaknesses noted by us or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligation or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our common stock could decrease significantly. Failure to comply with Section 404 of the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the Financial Industry Regulatory Authority, Inc. (“FINRA”) or other regulatory authorities. The accompanying loss of public confidence could harm our business and cause a decline in the price of our common stock.

As a holding company, our only material assets will be our equity interests in our operating subsidiaries, and our principal source of revenue and cash flow will be distributions from such subsidiaries, which may be limited by law and/or contract in making such distributions.

As a holding company, our principal source of revenue and cash flow will be distributions from our subsidiaries. Therefore, our ability to carry out our business plan, to fund and conduct our business, service our debt and pay dividends (if any) in the future will depend on the ability of our subsidiaries to generate sufficient net income and cash flows to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they may be wholly owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to distribute cash to us may also be subject to, among other things, future restrictions that are contained in our subsidiaries’ agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us could be limited in any way, this could materially limit our ability to fund and conduct our business, service our debt and pay dividends (if any).

Provisions in our organizational documents may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and our amended and restated by-laws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. These provisions include, among others:

•	our board of directors’ ability to issue, from time to time, one or more classes of preferred stock and, with respect to each such class, to fix the terms thereof by resolution;

•	provisions relating to the appointment of directors upon an increase in the number of directors or vacancy on our board of directors;

•	provisions requiring stockholders to hold at least 50.1% of our outstanding common stock in the aggregate to request special meetings and restricting the ability of stockholders to bring proposals before meetings;

•	provisions that provide that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of our stockholders or directors, other than any stockholder or director that is an employee, consultant or officer of ours; and

•	provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals for consideration at meetings of stockholders.

These provisions of our amended and restated certificate of incorporation and amended and restated by-laws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our common stock in the future, which could reduce the market price of our common stock. For more information, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply to us or to any of our stockholders or directors, except in limited circumstances, which may adversely affect our business or prospects.

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of our stockholders or directors, other than any stockholder or director that is an employee, consultant or officer of ours. The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors from personally benefiting from opportunities that belong to the corporation. The Company has renounced any prospective corporate opportunity so that our stockholders and directors, other than those that are employees, consultants or officers of ours, and their respective representatives have no duty to communicate or present corporate opportunities to us and have the right to either hold any corporate opportunity for its (and its representatives’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than the Company. As a result, our stockholders, directors and their respective affiliates will not be prohibited from investing in competing businesses or doing business with our customers. Therefore, we may be in competition with our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, a transaction that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.

Any offering may cause or contribute to an “ownership change” of the Company for U.S. federal income tax purposes, which may result in limitations on the Company’s use of certain tax attributes.

The sale of shares of our common stock in any offering may cause or contribute to an “ownership change” of the Company for U.S. federal income tax purposes. If the Company undergoes an ownership change, the Company may be limited in its ability to use certain tax attributes, including its net operating losses, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). The Company has certain significant tax attributes (other than net operating losses) and expects that these tax attributes will not be subject to any limitation as a result of any potential ownership change.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement that we may issue and the documents incorporated by reference include forward-looking statements, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “projects,” “anticipates,” “expects,” “could,” “intends,” “may,” “will” or “should,” “forecast,” “intend,” “plan,” “potential,” “project,” “target” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which we operate and potential business decisions. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in or incorporated by reference into this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in or incorporated by reference into this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause our results to vary from expectations include, but are not limited to:

•	changes in state and local education funding and/or related programs, legislation and procurement processes;

•	adverse or worsening economic trends or the continuation of current economic conditions;

•	changes in consumer demand for, and acceptance of, our products;

•	changes in competitive factors;

•	offerings by technology companies that compete with our products;

•	industry cycles and trends;

•	conditions and/or changes in the publishing industry;

•	changes or the loss of our key third-party print vendors;

•	restrictions under agreements governing our outstanding indebtedness;

•	changes in laws or regulations governing our business and operations;

•	changes or failures in the information technology systems we use;

•	demographic trends;

•	uncertainty surrounding our ability to enforce our intellectual property rights;

•	inability to retain management or hire employees;

•	impact of potential impairment of goodwill and other intangibles in a challenging economy;

•	decline or volatility of our stock price regardless of our operating performance;

•	provisions in our organizational documents may delay or prevent our acquisition by a third party; and

•	any offering may cause or contribute to an “ownership change” of the Company for U.S. federal income tax purposes, which may result in limitations on the Company’s use of certain tax attributes.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. We urge you to read this entire prospectus carefully, including the information incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2014, for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus or incorporated herein by reference may not occur.

We undertake no obligation, and do not expect, to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in or incorporated by reference into this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock that may be sold from time to time. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered from time to time under this prospectus. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time, including the underwriters’ discounts and commissions for the first underwritten demand registration or underwritten shelf takedown by stockholders under this prospectus, as well as other offering expenses.

SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth, as of April 24, 2015, information regarding the beneficial ownership of the outstanding shares of our common stock by all selling stockholders.

Beneficial ownership has been determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Shares of common stock subject to currently exercisable and convertible securities currently convertible, or exercisable or convertible within 60 days after the date of this prospectus, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

Each entity or group shown on the table has furnished information with respect to beneficial ownership, which has been updated on the basis of public filings of such stockholders, to the extent applicable.

	Ownership Before Offering		Ownership After Offering (1)
	Number of Shares of Common Stock Beneficially Owned	Number of Shares Offered	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Selling Stockholders:
Anchorage Funds (2)	21,839,380	21,839,380	—	—
Avenue Capital Management II, L.P. (3)	5,738,103	5,738,103	—	—
Blackrock Funds (4)	10,773,470	9,214,156	1,559,314	1.09%
Contrarian Funds (5)	3,178,732	3,178,732	—	—
Credit Suisse Securities (USA), LLC (6)	3,112,035	3,112,035	—	—
Guggenheim Funds (7)	5,087,977	5,087,977	—	—
Knighthead Funds (8)	3,050,596	3,050,596	—	—
Lehman Commercial Paper Inc. (9)	510,586	510,586	—	—
LeverageSource IV, LLC (10)	4,086,146	4,086,146	—	—
Morgan Stanley & Co. LLC (11)	4,430,071	3,162,752	1,267,319	*
MSD Credit Opportunity Master Fund, L.P. (12)	2,002,180	2,002,180	—	—
Oak Hill Funds (13)	4,642,882	4,642,882	—	—
Paulson & Co. Inc. (14)	32,312,552	32,312,552	—	—
Silver Point Funds (15)	2,870,217	2,621,428	248,789	*
TOP Fund II, LLC (16)	1,545,296	1,545,296	—	—

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	Represents the amounts of shares that will be held by the selling stockholders after completion of this offering based on the assumptions that: (a) all shares registered for sale by the registration statement of which this prospectus is a part will be sold by or on behalf of the selling stockholders; and (b) no other shares of our common stock will be acquired prior to completion of this offering by the selling stockholders. The selling stockholders may sell all, some or none of the shares offered pursuant to this prospectus and may sell other shares of our common stock that they may own pursuant to another registration statement under the Securities Act of 1933, as amended (the “Securities Act”) or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144 promulgated thereunder or any successor rule. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering or otherwise.

(2)	Includes 449,506 shares of common stock underlying warrants that are currently exercisable. Anchorage Capital Group LLC (“ACG”) is the investment advisor to each of Anchorage Capital Master Offshore, Ltd., Anchorage Illiquid Opportunities Offshore Master II, L.P., ANCHORAGE ILLIQUID OPPORTUNITIES OFFSHORE MASTER III, L.P., Anchorage Illiquid Opportunities Offshore Master, L.P., GRF Master Fund II, L.P. and PCI Fund LLC (collectively, the “Anchorage Funds”). Anchorage Advisors Management LLC (“Anchorage Management”) is the sole managing member of ACG. Mr. Anthony Davis is the president of ACG and a managing member of Anchorage Management. Mr. Kevin Ulrich is the chief executive officer of ACG and the senior managing member of Anchorage Management. The mailing address of each of the Anchorage Funds is 610 Broadway, 6th Floor, New York, NY 10012.
(3)	Amount of shares beneficially owned is based on information contained in a Schedule 13G/A filed with the SEC on February 13, 2015 by Avenue Capital Management II, L.P. (“Avenue Advisor”). Avenue Advisor is the investment advisor or manager to several investment funds that own the shares of our common stock listed above (the “Avenue Funds”). Avenue Capital Management II GenPar, L.L.C. (“ACM GenPar”) is the general partner of Avenue Advisor. Marc Lasry and Sonia Gardner are the managing members of ACM GenPar. Each of Avenue Advisor, ACM GenPar, Mr. Lasry and Ms. Gardner may be deemed to have voting and investment power over the shares and be beneficial owners of the shares. The pecuniary interest of all shares of the Company’s common stock reported in this row is owned by the Avenue Funds. Avenue Advisor, ACM GenPar and Mr. Lasry disclaim any beneficial ownership. The mailing address for the Avenue Funds is c/o Avenue Capital Management II, L.P., 399 Park Avenue 6th Floor, New York, NY 10022.
(4)	Amount of shares beneficially owned is based on information contained in a Schedule 13G/A filed with the SEC on January 26, 2015 by BlackRock, Inc. Includes 674,582 shares of common stock underlying warrants that are currently exercisable. Blackrock, Inc. is the ultimate parent holding company of Blackrock Financial Management, Inc. Blackrock Financial Management, Inc. is the Manager of Blackrock Credit Investors Master Fund LP, the Investment Manager of R3 Capital Partners Master, L.P. and Blackrock Credit Investors Master Fund SPV LP, the Investment Advisor of each of Blackrock Fixed Income Portable Alpha Master Series Trust, MET INVESTORS SERIES TRUST BLACKROCK HIGH YIELD PORTFOLIO, The OBSIDIAN Master Fund, VALUE CREDIT PARTNERS, LP and Value Credit Partners (Offshore) Master, L.P., and the Sub-Advisor of each of Blackrock Corporate High Yield Fund VI Inc., Blackrock Debt Strategies Fund Inc., Blackrock Defined Opportunity Credit Trust, Blackrock Floating Rate Income Strategies Fund Inc., Blackrock Floating Rate Income Trust, Blackrock Funds II Blackrock Floating Rate Income Port, Blackrock Funds II High Yield Bond Portfolio, Blackrock Global Investment Series Income Strategies Portfolio, Blackrock Limited Duration Income Trust and Blackrock Senior Floating Rate Portfolio (collectively, the “Blackrock Funds”). On behalf of Blackrock Financial Management, Inc., James Keenan, as a Managing Director of Blackrock Financial Management, Inc., has voting and investment power over the securities held by each of the Blackrock Funds. James Keenan expressly disclaims beneficial ownership of all shares held by each of the Blackrock Funds. The mailing address for each of the Blackrock Funds is c/o BlackRock Financial Management, Inc.—Leveraged Finance Group, 55 East 52nd Street, New York, NY 10055.
(5)	Jon Bauer is the managing member of Contrarian Capital Management, L.L.C., which is the managing member of each of CCM Pension-A, L.L.C., CCM Pension-B, L.L.C. and CCM Pension-C, L.L.C., the investment manager of each of Contrarian Advantage Master Fund I Limited, Contrarian Capital Fund I, L.P., Contrarian Capital Senior Secured, L.P. and Contrarian Capital Trade Claims, L.P., the non-member manager of Contrarian Funds, L.L.C. and the investment adviser of Permal Contrarian Fund I Ltd (collectively, the “Contrarian Funds”), and as such, may be deemed to have sole voting and dispositive power over the shares held by the Contrarian Funds and/or investment control over the Contrarian Funds. The mailing address for each of the Contrarian Funds is 411 West Putnam Avenue, Suite 425, Greenwich, CT 06830.
(6)	Includes 260,966 shares of common stock underlying warrants that are currently exercisable. Jonathan Satran, Tad Bender and Adam Furchheimer have shared voting and investment power over the shares held by Credit Suisse Securities (USA), LLC. The mailing address for Credit Suisse Securities (USA), LLC is 11 Madison Ave, New York, NY 11050.

(7)	Includes 1,002,564 shares of common stock underlying warrants that are currently exercisable. Guggenheim Partners Investment Management, LLC has investment discretion over the shares held by each of CNI Charter High Yield Bond Fund, Copper River CLO Ltd., Guggenheim Life and Annuity Company, High Yield Loan Plus Master Segregated Portfolio, Indiana University Health, Inc., Kennecott Funding Ltd., Master Segregated Portfolio B, Midland National Life Insurance Company, Minerva Holdings LLC, NZCG Funding Ltd., Principal Fund, Inc.—Global Diversified Income Fund, Sands Point Funding Ltd., SEI Institutional Investments Trust—High Yield Bond Fund, SEI Institutional Managed Trust—High Yield Bond Fund, U.S. High Yield Bond Fund and Wilshire Institutional Master Fund SPC—Guggenheim Alpha Segregated Portfolio (collectively, the “Guggenheim Funds”). B. Scott Minerd is the CIO of Guggenheim Partners Investment Management, LLC and as such may be deemed to have voting and dispositive power over the shares held by the Guggenheim Funds. B. Scott Minerd disclaims beneficial ownership of these shares. The mailing address of each of the Guggenheim Funds is c/o Guggenheim Partners, 330 Madison Ave, 10th Floor, New York, NY 10017.
(8)	Includes 106,150 shares of common stock underlying warrants that are currently exercisable. Knighthead Capital Management, LLC (“KCM”) is the investment manager for each of Knighthead Master Fund, LP and LMA SPC for and on behalf of MAP84 Segregated Portfolio (together, the “Knighthead Funds”) and may be deemed to have voting and dispositive power over the shares held by each of the Knighthead Funds and/or investment control over each of the Knighthead Funds. Thomas Wagner and Ara Cohen are managing members of KCM, and Laura Torrado is the general counsel to KCM, and as such may be deemed to have voting and dispositive power over the shares held by each of the Knighthead Funds. Thomas Wagner, Ara Cohen and Laura Torrado disclaim beneficial ownership of these shares. The mailing address for each of the Knighthead Funds is c/o Knighthead Capital Management, LLC, 1140 Avenue of the Americas, 12th Floor, New York, NY 10036.
(9)	Consists of 510,586 shares of common stock underlying warrants that are currently exercisable. Lehman Commercial Paper Inc. (“LCPI”) is the legal owner of 254,410 warrants exercisable for 508,820 shares of common stock, but is the beneficial owner of only 229,656 warrants exercisable for 459,312 shares of common stock. Lehman Brothers Special Financing (“LBSF”) is the beneficial owner of 24,754 warrants exercisable for 49,508 shares of common stock, under LCPI. Woodlands Commercial Corporation (“Woodlands”) is the beneficial owner of 883 warrants exercisable for 1,766 shares of common stock. The board of directors for LCPI and Lehman Brothers Holdings Inc. (“LBHI”) exercise investment control over the shares held by LCPI. The board of directors for LBSF and LBHI exercise investment control over the shares held by LBSF. The board of directors for Woodlands exercises investment control over the shares held by Woodlands. Thomas Knott, Frederick Arnold and Michael Schmertzler are members of the board of directors for LCPI. Ronald Tanemura, David Pauker and Ken Grossman are members of the board of directors for LBSF. Frederick Arnold, Robert Gifford, Thomas Knott, Sean Mahoney, David Pauker, Ronald Tanemura and Owen Thomas are members of the board of directors for LBHI. Clifford Feibus and Jeffry Ciongoli are members of the board of directors of Woodlands. The mailing address for LCPI, LBSF and Woodlands is 1271 Avenue of the Americas, 40th Floor, New York, NY 10020.
(10)	LeverageSource IV Holdco, LLC is the sole member of LeverageSource IV, LLC. LeverageSource Holdings, L.P. with respect to Series IV is the sole member of LeverageSource IV Holdco, LLC. LeverageSource Holdings GP, LLC is the general partner of LeverageSource Holdings, L.P. with respect to Series IV. LeverageSource, L.P. is the sole member of LeverageSource Holdings GP, LLC. Advisors VI (EH), L.P. and Advisors VII (EH), L.P. are the general partners of LeverageSource, L.P. Apollo Advisors VI (EH-GP), Ltd. is the general partner of Advisors VI (EH), L.P. Apollo Advisors VII (EH GP), Ltd. is the general partner of Advisors VII (EH), L.P. Apollo Principal Holdings III, L.P. is the sole shareholder of Advisors VI (EH), L.P. and Advisors VII (EH), L.P. Apollo Principal Holdings III GP, Ltd. is the general partner of Apollo Principal Holdings III, L.P. Leon D. Black, Joshua Harris and Marc Rowan are the directors of Apollo Principal Holdings III GP, Ltd., and as such may be deemed to control the securities held by LeverageSource IV, LLC. The mailing address of LeverageSource IV, LLC is One Manhattanville Road, Suite 201, Purchase, NY 10577.
(11)

Includes 7,140 shares of common stock underlying warrants that are currently exercisable. Adam Savarese is a Managing Director of the business unit at Morgan Stanley & Co. LLC that holds the shares in the ordinary course of its business and as such may be deemed to have voting and dispositive power over the shares held by Morgan Stanley & Co. LLC. Adam Savarese disclaims beneficial ownership of these shares. Morgan Stanley & Co. LLC, a registered broker-dealer, is a subsidiary of Morgan Stanley, a widely held reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The mailing address for Morgan Stanley & Co. LLC is 1585 Broadway, 2nd Floor, New York, NY 10036.
(12)	MSDC Management, L.P. is the investment manager of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSD Credit Opportunity Master Fund, L.P. MSDC Management (GP), LLC is the general partner of, and may be deemed to have or share voting and dispositive power over, and/or beneficially own securities owned by, MSDC Management, L.P. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSDC Management (GP), LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common stock beneficially owned by MSDC Management (GP), LLC. Each of Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaim beneficial ownership of such common stock, except to the extent of the pecuniary interest of such person in such shares. The mailing address for MSD Credit Opportunity Master Fund, L.P. is c/o MSDC Management, L.P., 645 Fifth Avenue, 21st Floor, New York, NY 10022.
(13)	Oak Hill Advisors, L.P. is the investment advisor for each of Lerner Enterprises LLC, OHA Asia Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Strategic Credit Master Fund, L.P., and Master SIF SICAV-SIF (collectively, the “Oak Hill Funds”). Glenn August and Robert Okun have dispositive power and investment control over the shares beneficially owned by each of the Oak Hill Funds. The mailing address for each of the Oak Hill Funds is 1114 Avenue of the Americas, 27th Floor, New York, NY 10036.
(14)	Includes 1,399,994 shares of common stock underlying warrants that are currently exercisable. Paulson & Co. Inc. (“Paulson”), an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separately managed accounts (collectively, such pooled investment vehicles and accounts are referred to in this prospectus as the “Paulson Funds”). John Paulson is the President and sole Director of Paulson. In its role as investment advisor or manager, Paulson possesses voting and investment power over the shares of our common stock listed above that are owned by the Paulson Funds. The pecuniary interest of all shares of our common stock reported in this row is owned by the Paulson Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Exchange Act, Paulson disclaims beneficial ownership of all shares of common stock reported in this prospectus as being owned by the Paulson Funds. The address for the Paulson Funds is c/o Paulson & Co. Inc., 1251 Avenue of the Americas, NY, NY 10020.
(15)	Silver Point Capital, L.P. (“Silver Point”) is the investment manager of both Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Master Fund, L.P. (together, the “Silver Point Funds”) and, by reason of such status, may be deemed to be the beneficial owner of all the reported securities held by each of the Silver Point Funds. Silver Point Capital Management, LLC (“Silver Point Management”) is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of all securities held by each of the Silver Point Funds. Messrs. Edward A. Mule and Robert J. O’Shea are each members of Silver Point Management and as a result may be deemed to be the beneficial owner of all of the securities held by each of the Silver Point Funds. The mailing address for each of the Silver Point Funds is 2 Greenwich Plz, Greenwich, CT 06830.
(16)	TPG Opportunities II Management, LLC, which is indirectly controlled by David Bonderman and James G. Coulter, has sole voting and dispositive power over the shares held by TOP Fund II, LLC and/or investment control over TOP Fund II, LLC. The mailing address for TOP Fund II, LLC is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Relationships with Selling Stockholders

Director Nomination Agreement

We are party to Amended and Restated Director Nomination Agreement, dated as of August 2, 2013 (the “Director Nomination Agreement”) with Paulson. Under the Director Nomination Agreement, Paulson has the right to nominate a director to our Board (the “Holder Director”). Paulson’s right to nominate the Holder Director to our Board will continue so long as Paulson holds at least 15% of our issued and outstanding common stock. The current Holder Director is Mr. Sheru Chowdhry.

Under the Director Nomination Agreement, we have agreed to take all actions reasonably necessary to ensure that Paulson’s nominee is included in the Board’s slate of nominees for each election of directors, the nominee is included in our proxy statement for each stockholder meeting to elect directors and each replacement nominee is elected by our Board to fill a vacancy created by the Holder Director or as a replacement. If requested by Paulson, we have also agreed to cause the Holder Director to be designated as a member of each committee of our Board unless the designation would violate legal restrictions or the rules and regulations of the national securities exchange on which our common stock is listed. If the Holder Director is not Mr. Chowdhry, the nominee must be selected in consultation with our Nominating, Ethics and Governance Committee. Under the Director Nomination Agreement, if Paulson transfers at least 15% of our issued and outstanding common stock to a transferee, the nominating rights with respect to the Holder Director (and any successor in the event of a vacancy) may be assigned to that transferee, subject to our consent (which may not be unreasonably withheld) but may not be assigned to any subsequent transferees.

Investor Rights Agreement

In connection with our restructuring, on June 22, 2012, we entered into the Investor Rights Agreement with our new stockholders. The Investor Rights Agreement contains, among others, provisions granting our stockholders party thereto from time to time certain registration rights as described in further detail below and provisions related to confidentiality, holdback agreements and our public reporting obligations.

The Investor Rights Agreement provides our stockholders party thereto from time to time with certain registration rights.

Under the Investor Rights Agreement, we are required to use commercially reasonable efforts to file and cause to become effective, a shelf registration statement (on Form S-3 if permitted) for the benefit of all stockholders party to the Investor Rights Agreement, and any individual holder or holders of 15% or more of our outstanding common stock can demand an unlimited number of “shelf takedowns,” so long as the total offering size is reasonably expected to exceed $100 million.

Each holder or group of holders who owns at least 15% of our outstanding common stock has: (i) one Form S-1 demand registration right per annum, which may be conducted in an underwritten offering, as long as the total offering size is reasonably expected to exceed $100 million; and (ii) unlimited Form S-3 demand registration rights, which may be conducted in underwritten offerings, as long as the total offering size is reasonably expected to exceed $100 million, each subject to customary cutback provisions.

Each stockholder party to the Investor Rights Agreement has unlimited piggyback registration rights with respect to underwritten offerings, subject to certain exceptions and limitations.

The foregoing registration rights are subject to certain cutback provisions and customary suspension/blackout provisions. We have agreed to pay all registration expenses under the Investor Rights Agreement, except that the selling stockholders may be responsible for their pro rata shares of underwriters’ fees, commissions and discounts (subject to the exception described below), stock transfer and certain legal expenses. We are required to pay certain expenses of the selling stockholders, including one firm of legal counsel for the selling stockholders, for any shelf takedown under the shelf registration statement. Under the Investor Rights Agreement, we have agreed to pay all underwriting discounts and commissions applicable to the sale of the common stock in connection with the first underwritten demand registration or shelf takedown by stockholders under the shelf registration statement.

In connection with the registrations described above, we have agreed to indemnify the stockholders against certain liabilities. The Investor Rights Agreement also contains certain holdback agreements that apply to each stockholder party to the Investor Rights Agreement. Generally, without our prior consent and subject to limited exceptions, the stockholders party to the Investor Rights Agreement have agreed that, if participating in a future shelf takedown or other underwritten public offering, they shall not publicly sell or distribute our equity securities during: (i) the seven-day period prior to the pricing of such offering; and (ii) for the 90-day period beginning on such pricing date.

The registration statement, of which this prospectus is a part, has been filed pursuant to the terms of the Investor Rights Agreement.

Broker-Dealers and Underwriters

Each selling stockholder that is a broker-dealer or an affiliate of a broker-dealer acquired its shares of common stock in the ordinary course of its business and, at the time of acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

Each of Barclays Capital Inc., Credit Suisse Securities (USA), LLC, and Morgan Stanley & Co. LLC is a registered broker-dealer and a selling stockholder. Each registered broker-dealer is an underwriter with respect to its shares of common stock to be sold from time to time pursuant to this prospectus.

Certain of the selling stockholders or their affiliates acted as underwriters in connection with our initial public offering.

Debt-for-Equity Exchange

Upon our emergence from Chapter 11 bankruptcy proceedings on June 22, 2012, holders of our prior term loan, revolving loan, and 10.5% Senior Notes were issued post-emergence shares of new common stock pursuant to the final plan of emergence on a pro rata basis. Certain of these holders of our prior term loan, revolving loan, and 10.5% Senior Notes were also equity holders prior to the consummation of the Plan and are selling stockholders under this prospectus. The amount of the gain attributable to the debt-to-equity conversion, net of elimination of fees and other charges, of $1,010.3 million, which is associated to the holders of the prior term loan, revolving loan, and 10.5% Senior Notes that were also equity holders prior to the consummation of the plan of emergence, was charged to capital in excess of par value.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

Our amended and restated certificate of incorporation has an authorized capital stock consisting of 380,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of April 24, 2015, we had 143,329,477 shares of common stock and no shares of preferred stock outstanding. Summarized below are material provisions of our amended and restated certificate of incorporation and amended and restated by-laws, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the applicable provisions of the DGCL.

Common stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred stock

We are authorized to issue up to 20,000,000 shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by the DGCL and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors is also authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Corporate opportunity

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of our existing stockholders or any directors of the Company who are not employees, consultants or officers of ours in a manner that would prohibit them from investing in competing businesses or doing business with our customers.

Certain certificate of incorporation, by-law and statutory provisions

The provisions of our amended and restated certificate of incorporation and amended and restated by-laws and of the DGCL summarized below may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors’ liability; Indemnification of directors and officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursements for expenses incurred arising under the Securities Act.

Our amended and restated certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the DGCL (relating to unlawful dividends, stock repurchases or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our amended and restated certificate of incorporation provides that we indemnify each director and the officers, employees and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware. Our amended and restated certificate of incorporation also requires us to advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act that occurred prior to any amendment to or repeal of such provisions or the adoption of an inconsistent provision. If the DGCL is amended to provide further limitation on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. In addition, we have entered into separate indemnification agreements with each of our directors and executive officers. We also maintain director and officer liability insurance.

Special meetings of stockholders

Our amended and restated by-laws provide that special meetings of stockholders may be called only by the chairman, by a majority of the members of our board of directors or at the request of holders of 50.1% or more of our outstanding common stock. Stockholders requesting a special meeting must provide a notice to us with the proposed date, time and place of the meeting (which may not be earlier than 60 days after the date the notice is delivered to us (or 90 days in the case of special meetings called to elect one or more directors)) and the purposes for which the special meeting is being called. The stockholders requesting the special meeting must also comply with the requirements that would be applicable if the stockholders were proposing to nominate a candidate for election as a director at an annual meeting or proposing a topic for consideration at an annual meeting. Except as described above, stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting or to require that our board request the calling of a special meeting of stockholders. These provisions, taken together, will prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the board, except at an annual meeting or under the circumstances described above.

Stockholder action; Advance notice requirements for stockholder proposals and director nominations

Our amended and restated by-laws provide that stockholders may take action by written consent if the consent is signed by holders of our outstanding shares having the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and the stockholders seeking to take the action provide us with the same information that would have been required to be provided if they were proposing to take the action at a special meeting of stockholders.

In addition, our amended and restated by-laws establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics for consideration at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our amended and restated by-laws, including, but not limited to, information with respect to the beneficial ownership of our common stock or derivative securities that have a value associated with our common stock held by the proposing stockholder and its associates and any voting or similar agreement the proposing stockholder has entered into with respect to our common stock. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following our initial public offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the 10th day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Directors

Our board of directors currently has nine members. Each of our directors will serve for a term of one year. Directors hold office until the annual meeting of stockholders and until their successors have been duly elected and qualified. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors, upon the affirmative vote of a majority of the remaining directors then in office.

Our amended and restated certificate of incorporation and amended and restated by-laws do not provide for cumulative voting in the election of directors.

Business combinations with interested stockholders

In general, section 203 of the DGCL prevents an interested stockholder (which is defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined therein) for three years following the date that person became an interested stockholder unless various conditions are satisfied. We have elected to opt out of the provisions of section 203. Accordingly, we will not be subject to the anti-takeover effects of section 203.

Forum for adjudication of disputes

Our amended and restated by-laws provide that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting breach of a fiduciary duty owed by any director, officer or other employee of the Company, any action asserting a claim arising pursuant to the DGCL or any action asserting a claim governed by the internal affairs doctrine. Although we have included a choice of forum provision in our amended and restated by-laws, it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, this provision would not affect the ability of our stockholders to seek remedies under the federal securities laws.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

National securities exchange listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “HMHC.”

PLAN OF DISTRIBUTION

We are registering common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time pursuant to this prospectus, including the underwriters’ discounts and commissions for the first underwritten demand registration or shelf takedown by stockholders under this prospectus, as well as other offering expenses payable by us.

Each selling stockholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of common stock to be made directly or through agents. If any pledgee, donee, transferee or other successor to the selling stockholders named in this prospectus wishes to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling stockholders.

The shares of common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions, or commissions may be in excess of those customary in the types of transaction involved.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including NASDAQ;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with the sales of our common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that, in turn, may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

A short sale of common stock by a broker-dealer, financial institution or selling stockholder would involve the sale of such common stock that is not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of common stock, a broker-dealer, financial institution or selling stockholder may purchase shares on the open market to cover positions created by short sales. In determining the source of the common stock to close out such short positions, the broker-dealer, financial institution or selling stockholders may consider, among other things, the price of shares available for purchase in the open market.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the names of the selling stockholders, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

The common stock is listed on NASDAQ under the symbol “HMHC.”

There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

In the Investor Rights Agreement, we have agreed to indemnify or provide contribution to the selling stockholders against certain liabilities, including certain liabilities under the Securities Act and the Exchange Act. In addition, we have agreed to pay substantially all of the expenses incidental to the registration of the common stock, including the payment of federal securities law and state “blue sky” registration fees, and, except for the first underwritten demand registration or shelf takedown by stockholders under this prospectus, we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of common stock.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3, which includes exhibits and schedules, under the Securities Act with respect to the common stock offered for sale from time to time pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us and our securities. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains the registration statement and other reports, proxy and information statements and information that we will file electronically with the SEC.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these filings available on our website once they are filed with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below and any future documents (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this prospectus and prior to the termination of the offering:

•	our Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 26, 2015;

•	our Definitive Proxy Statement on Schedule 14A, filed on March 31, 2015 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2014); and

•	our Current Report on Form 8-K, filed on April 24, 2015.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Houghton Mifflin Harcourt Company

222 Berkeley Street

Boston, MA 02116

Attn: Corporate Secretary

(617) 351-5000

Our Annual Report on Form 10-K, our Definitive Proxy Statement and other reports and documents incorporated by reference herein may also be found in the “Investor Relations” section of our website at http://www.hmhco.com. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or any registration statement of which it forms a part.

10,575,300 Shares

Houghton Mifflin Harcourt Company

COMMON STOCK

Prospectus Supplement

May        , 2015